Exhibit 99.1

TO THE SHAREHOLDERS OF ICON ENERGY CORP.
January 29, 2026
Enclosed is a Notice of the 2026 Annual Meeting of Shareholders (the “Meeting”) of Icon Energy Corp. (the “Company”), which will be held at 17th km National Road, Athens-Lamia & Foinikos Str., 14564, Nea Kifissia, Athens, Greece on February 16, 2026 at 11:00 a.m. local time, the Company’s Proxy Statement, and related materials.
At the Meeting, holders of the Company’s Common Shares and Series B Perpetual Preferred Shares (together, the “Shares”) will consider and vote upon the following proposals:
1.	To elect Evangelos Macris as a Class II Director to serve until the 2029 Annual Meeting of Shareholders (“Proposal One”);
2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as the Company’s independent auditors for the fiscal year ending December 31, 2026 (“Proposal Two”);
3.
To approve amendments to the Company’s Amended and Restated Articles of Incorporation (“AOI”) and Amended and Restated Bylaws (“Bylaws”),  to (i) allow for the shares of the Company as per its authorized capital stock to be represented solely in uncertificated form or in any manner required by the rules of the stock exchange on which such shares may be listed, (ii) allow for shareholders’ written consent in lieu of a meeting unless otherwise required by law and subject to other specific provisions therein, and (iii) incorporate any amendments previously made, and to authorize the Company’s board of directors (the “Board”) to implement such amendments by filing an application to amend and restate the AOI with the Registrar of Corporations of the Republic of the Marshall Islands at any time following such approval (“Proposal Three”); and

4.	To transact such other business as may properly come before the meeting or any adjournment thereof.
Provided that a quorum is present, the following is required to adopt the proposals: (1) adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the holders of Shares entitled to vote in the election; (2) adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by holders of Shares present in person or represented by proxy and entitled to vote at the Meeting; and (3) adoption of Proposal Three requires at least two-thirds of the voting power of the total number of Shares issued and outstanding.
To constitute a quorum, there must be present, either in person or by proxy, holders of Shares representing at least one-third of the voting power of the total number of Shares issued and outstanding and entitled to vote at the Meeting. If less than a quorum is present, holders of Shares representing a majority of the voting power of the Shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.
You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your Shares in person.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. PLEASE COMPLETE, DATE, SIGN AND RETURN THE PROXY CARD MAILED TO SHAREHOLDERS, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON JANUARY 26, 2026.
ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.
Very truly yours,

Ismini Panagiotidi Chief Executive Officer

ICON ENERGY CORP.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY given that the 2026 annual meeting (the “Meeting”) of the holders of Common Shares and Series B Perpetual Preferred Shares (together, the “Shares”) of Icon Energy Corp. (the “Company”) will be held at 17th km National Road, Athens-Lamia & Foinikos Str., 14564, Nea Kifissia, Athens, Greece on February 16, 2026 at 11:00 a.m. local time for the following purposes, which are more completely set forth in the accompanying Proxy Statement:
1.	To elect Evangelos Macris as a Class II Director to serve until the 2029 Annual Meeting of Shareholders (“Proposal One”);
2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as the Company’s independent auditors for the fiscal year ending December 31, 2026 (“Proposal Two”);
3.
To approve amendments to the Company’s Amended and Restated Articles of Incorporation (“AOI”) and Amended and Restated Bylaws (“Bylaws”),  to (i) allow for the shares of the Company as per its authorized capital stock to be represented solely in uncertificated form  or in any manner required by the rules of the stock exchange on which such shares may be listed, (ii) allow for shareholders’ written consent in lieu of a meeting unless otherwise required by law and subject to other specific provisions therein, and (iii) incorporate any amendments previously made, and to authorize the Company’s board of directors (the “Board”) to implement such amendments by filing an application to amend and restate the AOI with the Registrar of Corporations of the Republic of the Marshall Islands at any time following such approval (“Proposal Three”); and

4.	To transact such other business as may properly come before the meeting or any adjournment thereof.
The Board has fixed the close of business on January 26, 2026 as the record date for the determination of the shareholders entitled to receive this notice and to vote at the Meeting or any adjournment thereof.
Holders of Shares representing at least one-third of the voting power of the total number of Shares issued and outstanding and entitled to vote at the Meeting, who attend the Meeting in person or by proxy, shall be a quorum for purposes of the Meeting. If less than a quorum is present, holders of Shares representing a majority of the voting power of the Shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. PLEASE COMPLETE, DATE, SIGN AND RETURN THE PROXY CARD MAILED TO SHAREHOLDERS, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON JANUARY 26, 2026.
ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.
BY ORDER OF THE BOARD OF DIRECTORS

Kalliopi Kyriakakou Secretary
January 29, 2026

_____________________

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 16, 2026
_____________________

INFORMATION CONCERNING SOLICITATION AND VOTING
General
The proxy is solicited on behalf of the board of directors (the “Board”) of Icon Energy Corp., a Marshall Islands corporation (the “Company”), for use at the 2026 Annual Meeting of holders of Common Shares and Series B Perpetual Preferred Shares of the Company (together, the “Shareholders”) to be held at  17th km National Road, Athens-Lamia & Foinikos Str., 14564, Nea Kifissia, Athens, Greece on February 16, 2026 at 11:00 a.m. local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.
Voting Rights and Outstanding Shares
On January 26, 2026 (the “Record Date”), the Company had issued and outstanding approximately 2,508,470 Common Shares, par value $0.001 per share and 1,500,000 Series B Perpetual Preferred Shares, par value $0.001 per share (the “Preferred Shares” and, together with the Common Shares, the “Shares”). Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held and 1,000 votes for each Preferred Share then held. Each Preferred Share counts for 1,000 votes for purposes of determining quorum at the Meeting. All issued and outstanding Preferred Shares are held by our Chairwoman and Chief Executive Officer, Ismini Panagiotidi, and as a result Mrs. Panagiotidi will control approximately 99.83% of the votes eligible to be cast on the proposals considered at the Meeting.
All Shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your Shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of such Shares on January 26, 2026.
To constitute a quorum, there must be present, either in person or by proxy, Shareholders representing at least one-third of the voting power of the total number of Shares issued and outstanding and entitled to vote at the Meeting.
The Shares represented by proxy will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.
The Common Shares are listed on the Nasdaq Capital Market under the symbol “ICON”.
Revocability of Proxies
A Shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing a written notice of revocation by a duly executed proxy bearing a later date and sent to 17th km National Road, Athens-Lamia & Foinikos Str., 14564, Nea Kifissia, Athens, Greece, or by attending the Meeting and voting in person. If your Shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Holders of Shares should speak to their brokers, banks or other nominees in whose custody their Shares are held for additional information.
Effect of Abstentions
An “abstention” occurs when a Shareholder sends in a proxy with explicit instructions to decline to vote regarding a particular matter (other than the election of directors for which the choice is limited to “for” or “withhold”). Abstentions are counted as present for purposes of determining a quorum. Abstentions will not be counted in determining whether Proposal Two has been approved. Abstentions will have the effect of voting AGAINST Proposal Three.
Solicitation
The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by electronic submission or mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.

PROPOSAL ONE
ELECTION OF DIRECTORS
The Company currently has three directors divided into three classes. As provided in the Company’s Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director’s successor is elected and has qualified. The term of the Company’s Class II Director expires at the Meeting.
The Board has nominated Evangelos Macris, currently a Class II Director whose term expires at the Meeting or whenever his successor is duly elected.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the proxy intend to vote the Common Shares authorized in said proxy FOR the election of the following nominee. It is expected that the nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the person named in the accompanying proxy will vote for the election of such substitute nominee as the current Board may recommend.
Nominee for Election to the Company’s Board
Information concerning the nominee for director of the Company is set forth below:
Name	Age	Position

Evangelos Macris	74	Class II Director

Evangelos Macris. Mr. Evangelos Macris has served as a director since our initial public offering in July 2024. Mr. Macris has a professional track record spanning over four decades, specializing in shipping law, corporate law, banking, finance, and energy related matters. Mr. Macris has practiced law since 1978 and is the founding partner of Evangelos S. Macris Law Office, a Piraeus-based reputable law firm focusing on shipping. Throughout his career, he has served as member of the board, offered his counsel, and advised a number of esteemed companies. Mr. Macris is a member of the Bar Association of Athens, holds a bachelor’s degree in Economics and Political Science from the Panteion University of Athens, a Law Degree from the University of Athens, and a post graduate degree in Shipping Law from the University College, University of London.
Required Vote. Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the Shareholders entitled to vote in the election. Cumulative voting shall not be used to elect directors.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR. UNLESS REVOKED AS PROVIDED ABOVE, SIGNED PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
RATIFICATION OF APPOINTMENT OF
INDEPENDENT AUDITORS
The Board is submitting for ratification at the Meeting the selection of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2026.
Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years.
All services rendered by the independent auditors are subject to review by the Audit Committee of the Board.
Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting.
Effect of abstentions. Abstentions will not be counted in determining whether Proposal Two has been approved.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026. UNLESS REVOKED AS PROVIDED ABOVE, SIGNED PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE
APPROVAL OF AMENDMENTS TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF INCORPORATION AND AMENDED AND RESTATED BYLAWS
General
 The Board has approved, and is hereby soliciting shareholder approval of amendments to the Company’s Amended and Restated Articles of Incorporation (the “AOI”) and Amended and Restated Bylaws (the “Bylaws”) in substantially the forms attached hereto as Exhibit A and Exhibit B respectively, to (i) allow for the shares of the Company as per its authorized capital stock to be represented solely in uncertificated form or in any manner required by the rules of the stock exchange on which such shares may be listed, (ii) allow for shareholders’ written consent in lieu of a meeting unless otherwise required by law and subject to other specific provisions therein, and (iii) incorporate any amendments previously made (each, an “Amendment”). A vote FOR Proposal Three will constitute approval of the Amendments and will grant the Board or any duly constituted committee thereof, the authority to file an application to amend and restate the AOI with the Registrar of Corporations of the Republic of the Marshall Islands and the instruction to amend and restate the Bylaws, at any time after the approval of the Proposal.
The proposed Amendments to the AOI will be, if approved and by their terms, effective as of the business day after filing with the Registrar of Corporations of the Republic of the Marshall Islands, or such other date as the Registrar of Corporations of the Republic of the Marshall Islands shall determine. The proposed Amendment to the Company’s AOI will be substantially in the form attached to this Proxy Statement as Exhibit A. The proposed Amendments to the Bylaws will be, if approved, effective upon the Board’s amendment and restatement of the term therein. The proposed Amendment to the Company’s Bylaws will be substantially in the form attached to this Proxy Statement as Exhibit B.
Background and Reasons for the Proposal
Uncertificated Shares. As currently drafted, Article VI, Section 1 of the Amended and Restated Bylaws provides that the shares of the Company may be represented by certificates in a form meeting the requirements of law and approved by the Board.  However, shares in certificated form are traditionally used for non-listed entities with limited number of shareholders where shareholders often evidence their ownership rights by means of certificated shares. In sharp contrast, since the Company Common Shares is listed on the Nasdaq Capital Market the parallel existence of certificated and uncertificated shares creates certain risks, such as that of physical loss, theft, or damage, which make replacing certificated shares costly and time-consuming. Furthermore, shares in certificated form create high administration costs, barrier to open market trading, and involve higher costs for transfer. With the proposed Amendment, the Company aims to further modernize its operation in line with good corporate governance practice as uncertificated shares allow for faster, electronic trading and transfer, eliminate risks of theft or loss, and streamline record-keeping through digital, centralized systems and reduce administrative costs and burdens.
Written Consent. As currently drafted, Article V, Section 5.2 of the Amended and Restated Articles of Incorporation provides that no action required to be taken or which may be taken at any annual or special meeting of shareholders of the Company may be taken without a meeting and the power of shareholders to consent in writing to the taking of any action is specifically denied. In effect, the shareholders of the Company have no right to act by written consent in lieu of a meeting and any shareholder vote at any time other than during an annual meeting of stockholders requires the Company to convene a special meeting of shareholders even where shareholders holding the requisite voting power have already expressed their approval in writing; an outcome that serves no practical or governance purpose. Article V, Section 5.2  therefore acts as a bar to the efficient governance practices that might otherwise be available to the shareholder franchise. Allowing shareholders to vote by written consent in lieu of a  meeting would also act as a cost-saving mechanism, saving the Company the expense of proxy solicitation for matters requiring a stockholder vote which occur between annual meetings.
Voting
Required Vote. Approval of Proposal Three requires the affirmative vote of at least two-thirds of the voting power of the total number of Shares issued and outstanding.
Effect of abstentions. Abstentions will have the effect of a vote AGAINST approval of the Proposal.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF AMENDMENTS TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF INCORPORATION AND AMENDED AND RESTATED BYLAWS TO (I) ALLOW FOR THE SHARES OF THE COMPANY AS PER ITS AUTHORIZED CAPITAL STOCK TO BE REPRESENTED SOLELY IN UNCERTIFICATED FORM OR IN ANY MANNER REQUIRED BY THE RULES OF THE STOCK EXCHANGE ON WHICH SUCH SHARES MAY BE LISTED, (II) ALLOW FOR SHAREHOLDERS’ WRITTEN CONSENT IN LIEU OF A MEETING UNLESS OTHERWISE REQUIRED BY LAW AND SUBJECT TO OTHER SPECIFIC PROVISIONS THEREIN, AND (III) INCORPORATE ANY AMENDMENTS PREVIOUSLY MADE. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY THE MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

OTHER MATTERS
No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.
BY ORDER OF THE BOARD OF DIRECTORS

Kalliopi Kyriakakou
Secretary
January 29, 2026

EXHIBIT A
If Proposal Three is adopted by the affirmative vote of at least two-thirds of the voting power of the total number of Shares issued and outstanding, an application to amend and restate the AOI will be filed by the Board, or any duly constituted committee thereof, with the Registrar of Corporations of the Republic of the Marshall Islands to amend Article V, Section 5.2 of the AOI as follows:
“Action by Shareholders. Any action required or permitted to be taken by the shareholders of the Corporation may be affected at a duly called annual or special meeting, of the shareholders of the Corporation. Meetings of shareholders may be held within or without the Republic of the Marshall Islands, as the Bylaws may provide. Unless otherwise required by law and subject to other specific provisions contained in these Amended and Restated Articles of Incorporation, any action which may be taken at a meeting may be taken without a meeting and without prior notice if a consent or consents in writing setting forth the action so taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting in accordance with the applicable voting standards set forth in either the Amended and Restated Articles of Incorporation or Amended and Restated Bylaws.”

EXHIBIT B
If Proposal Three is adopted by the affirmative vote of at least two-thirds  of the voting power of the total number of Shares issued and outstanding, the Board will amend Article VI, Section 1 of the Bylaws as follows:
“Form and Issuance:  The shares of the Corporation may solely be represented in uncertificated form or in any manner required by the rules of the stock exchange on which the shares of the Corporation may be listed.”

ICON ENERGY CORP.
C/O PAVIMAR SHIPPING CO.
17TH KM NATIONAL ROAD
ATHENS-LAMIA & FOINIKOS STR.
14564, NEA KIFISSIA
ATHENS, GREECE

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on February 15, 2026. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on February 15, 2026. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V83436-P46171

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ICON ENERGY CORP.

The Board of Directors recommends you vote FOR the following proposals:

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

V83437-P46171

ICON ENERGY CORP.
Annual Meeting of Stockholders
February 16, 2026 11:00 a.m. local time (in Athens, Greece)
This proxy is solicited by the Board of Directors

The stockholder(s) hereby appoint(s) Ismini Panagiotidi and Dennis Psachos or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the Common Shares and Series B Perpetual Preferred Shares of ICON ENERGY CORP. that the stockholder(s) is/are entitled to vote at the Annual Meeting of Stockholder(s) to be held at 11:00 a.m. local time (in Athens, Greece) at 17th km National Road, Athens-Lamia & Foinikos Str., 14564, Nea Kifissia, Athens, Greece, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no choice is specified, the proxy will be voted "FOR" the election of the nominee for director in Proposal 1 and "FOR" Proposals 2 and 3, and at the discretion of the proxy holders on any other matters that may properly come before the Annual Meeting or any adjournments or postponements thereof.

Continued and to be signed on reverse side

Your **Vote** Counts!

ICON ENERGY CORP.

2026 Annual Meeting
Vote by February 15, 2026
11:59 PM ET

ICON ENERGY CORP.
C/O PAVIMAR SHIPPING CO.
17TH KM NATIONAL ROAD
ATHENS-LAMIA & FOINIKOS STR.
14564, NEA KIFISSIA
ATHENS, GREECE

V83438-P46171

You invested in ICON ENERGY CORP. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy materials for the stockholder meeting to be held on February 16, 2026.**

Get informed before you vote

View the Notice and Proxy Statement online OR you can receive a free paper or email copy of the material(s) by requesting prior to February 2, 2026. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number

Vote in Person at the Meeting*

February 16, 2026
11:00 a.m. local time (in Athens, Greece)

*Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.